Exhibit 99.5

Philadelphia Selects NICE Inform Elite for New 911 Center to Ensure
Highest Levels of Service to Public and First Responders

The new 911 center will use NICE’s next-generation 911-ready technology to streamline auditing of 911 calls for quality assurance and to eliminate manual processes involved in incident reconstruction

Hoboken, N.J., June 17, 2021 – NICE (Nasdaq: NICE) today announced that the City of Philadelphia, the sixth largest city in the U.S., has selected NICE Inform Elite to enhance emergency communications for its new 911 center slated to open in 2022. NICE’s next-generation 911-ready technology will enable the center to improve operational performance by streamlining auditing of 911 calls for quality assurance and by eliminating manual processes involved in reconstructing incidents. The implementation of NICE Inform Elite is part of a larger, multi-year initiative by the City to upgrade its 911 infrastructure and technology to enhance emergency communications and better serve the citizens of Philadelphia. The newly-renovated Philadelphia Public Safety Building will consolidate 911 communications for the Philadelphia Police Department and Philadelphia Fire Department under one roof.

Operating the busiest public safety answering point (PSAP) in Pennsylvania, the City of Philadelphia’s primary Police Communications PSAP currently receives about 3 million 911 calls annually, one-third of all 911 calls statewide. The ability to accurately record these communications and reconstruct incidents is essential to daily police and fire operations. Communications recording and incident reconstruction are vital to quality assurance and improvement (QA/QI), training, investigations, court cases and citizen FOIA requests. NICE Inform Elite eliminates time-consuming manual processes involved in reconstructing incidents and auditing calls for quality assurance purposes.

“We need to reconstruct incidents for about a third of the 911 calls we take, for evidence and court cases,” said Kelly N. Collins, IT Director 911 Administration and 911 Coordinator, Office of Deputy CIO for Public Safety, Office of Innovation & Technology, City of Philadelphia. “Additionally, the state of Pennsylvania requires that we audit at least 2% of our calls for Quality Assurance, along with any catastrophic incidents. Today we have to go to different systems to pull this incident data together. We want our 911 centers to have the latest technology available to streamline operations. We’re looking forward to using NICE Inform Elite to automate our incident reconstructions and QA so we can save time and improve the quality of our interactions with first responders and the public.”

Since the City is currently laying the foundation for next-generation 911, it was also looking for a solution that was next-generation capable. “We are very focused on making sure that all of our public safety systems are next-gen ready,” Collins added. “We are now well positioned for next-generation 911 with NICE Inform Elite.”

“NICE is pleased to support our long-time customer, the City of Philadelphia, in this initiative to upgrade and enhance the City’s emergency communications infrastructure to better serve the citizens of Philadelphia,” said Chris Wooten, Executive Vice President, NICE. “In addition to being NENA i3-compliant and next-gen ready, NICE Inform Elite addresses many of the practical challenges PSAPs face every day around automating manual processes and freeing up supervisors so they can focus more time on improving PSAP performance, and coaching and mentoring telecommunicators to increase the speed and quality of service to citizens.”

About NICE Inform Elite
NICE Inform Elite is the latest generation of NICE Inform which is used by over 3000 public safety agencies worldwide. NICE Inform Elite empowers 911 centers to improve PSAP performance by better understanding what’s happening, how and why, with real-time metrics for data-driven decision making, fast comprehensive incident reconstruction, streamlined quality assurance, and more. Through its integration with Computer Aided Dispatch (CAD) systems, NICE Inform Elite makes incident reconstruction incredibly easy. Managers simply enter a CAD incident ID/report number into Inform and all multimedia related to that incident (emergency calls, radio, screens and SMS texts) are instantly retrieved and merged onto a timeline, along with CAD event data showing when the call was answered, when units were dispatched, and when they arrived on scene. 911 centers can also automate and better focus their QA efforts by using CAD or 911 system data to pre-select specific types of calls to review, based on their incident priority/type, call duration, or other criteria. As a NENA i3-compliant solution, NICE Inform Elite is also integrated, certified, and field-proven to work with leading NG911 call handling systems.

For more information on NICE Inform Elite:
•Click here to visit the NICE website.
•Email PSInfo@NICE.com.

About the City of Philadelphia
With a population of 1.6 million, the City of Philadelphia is the largest city in the Commonwealth of Pennsylvania and the sixth largest city in the United States. Handling over three million calls annually, the Philadelphia Police Department 911 center is the primary Public Safety Answering Point for the City of Philadelphia. The Philadelphia Police Department is the nation's fourth largest police department, serving over 1.6 million residents. The City’s secondary PSAP is operated by the Philadelphia Fire Department. The Philadelphia FD is the largest fire department in Pennsylvania, with one of the busiest EMS divisions in the country. More info at http://www.phillypolice.com and https://beta.phila.gov/departments/philadelphia-fire-department/.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate and NICE Justice) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.